Exhibit 12.1

EXHIBIT 12—STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Susser Holdings Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	December 28, 2003	January 2, 2005	January 1, 2006	December 30, 2006	December 31, 2007
Earnings:
Consolidated pretax income (loss) from continuing operations	2,667	6,047	(20,642)	(3,698)	10,499
Minority interest in income of consolidated subsidiaries	65	64	76	61	42
Loss (income) on equity investments	—	(55)	—	(442)	(512)
Fixed charges	19,120	18,742	22,104	31,808	25,576
Capitalized interest	—	—	(275)	(346)	(550)
Amortization of capitalized interest	4	4	11	9	31

Total earnings available for fixed charges	21,856	24,802	1,274	27,392	35,086

Fixed Charges:
Interest expense	16,035	15,615	18,397	23,426	16,372
Capitalized interest	—	—	275	346	550
Estimated interest portion of rent expense	2,743	2,748	3,093	7,207	8,201
Amortization of debt issue costs	342	379	339	829	453

Total fixed charges	19,120	18,742	22,104	31,808	25,576

Ratio of earnings to fixed charges	1.14	1.32	(a )	(a )	1.37

Notes:

(a)	Earnings for the years ended January 1, 2006 and December 30, 2006 were inadequate to cover fixed charges. The deficiency was $20.8 million and $4.4 million for the respective periods. Included in the fiscal 2005 results is $17.3 million of compensation expense recognized for options redeemed related to the December 2005 transactions.